MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: MWEISS@KMKLAW.COM

September 23, 2002

LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

Dear Gentlemen:

         We serve as your general counsel and are familiar with your Articles of Incorporation, Code of Regulations and corporate proceedings. On this basis, we have made an examination as to:

        1.    The organization of LSI Industries Inc.;

        2.    The legal sufficiency and all corporate proceedings with respect to the establishment of and amendments to the 1995 Stock Option Plan (the “Plan”) which calls for the issuance of 750,000 shares of Common Stock upon exercise of options; and

        3.    The legal sufficiency of all corporate proceedings taken in connection with the authorization of the issuance of 750,000 shares of Common Stock to be included in a Registration Statement on Form S-8 with respect to the Plan to be filed with the Securities and Exchange Commission.

        Based upon such examination, we are of the opinion that:

         1.    LSI Industries Inc. is a duly organized and validly existing corporation under the laws of the State of Ohio;

        2.    LSI Industries Inc. has taken all necessary and required corporate actions in connection with the issuance of 750,000 shares of newly issued Common Stock and, when issued and delivered pursuant to the terms of the Plan, the aforesaid 750,000 shares of Common Stock are validly authorized, legally issued, fully paid and nonassessable shares of Common Stock of the Corporation free of any preemptive rights.

         We hereby consent to the reference to our firm in the Registration Statement. In providing this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission promulgated thereunder.

Sincerely yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/Mark A. Weiss Mark A. Weiss

MAW:slh